UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

GigPeak, Inc.

(Name of Subject Company)

GigPeak, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37518Q 109

(CUSIP Number of Class of Securities)

Dr. Avi S. Katz

Chief Executive Officer

GigPeak, Inc.

130 Baytech Drive

San Jose, CA 95134

(408) 522-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

Copies to:

Jeffrey C. Selman, Esq.

Crowell & Moring LLP

3 Embarcadero Center, 26th Floor

San Francisco, CA 94111

(415) 365-7442

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements Items 3, 4 and 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2017 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by GigPeak, Inc., a Delaware corporation (“GigPeak”). The Schedule 14D-9 relates to the cash tender offer by Glider Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Integrated Device Technology, Inc., a Delaware corporation (“IDT”), to acquire all of the outstanding shares of GigPeak Common Stock and the associated Rights (collectively, the “Shares”) at a price of $3.08 per Share (the “Offer Price”), for an overall transaction value of approximately $250 million in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

As described in the “Certain Litigation” section of the Schedule 14D-9, GigPeak and the GigPeak Board were named as defendants in lawsuits brought in the United Stated District Courts for the District of Delaware and for the Northern District of California alleging that the Schedule 14D-9 misstates or omits material facts (the “Lawsuits”).

GigPeak believes that no further disclosure is required to supplement the Schedule 14D-9 under applicable laws; however, to avoid the risk that the Lawsuits may delay or otherwise adversely affect the consummation of the proposed Transaction and to minimize the expense of defending such Lawsuits, GigPeak wishes to voluntarily make supplemental disclosures and provide additional information related to the proposed Transaction, which is set forth below, in response to certain of the allegations. Nothing in these supplemental disclosures or this additional information shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(a) By adding the following paragraph on page 9 at the end of the section under the heading “Arrangements with Current Executive Officers and Directors of GigPeak – Continuing Employees”:

None of the members of the GigPeak Board, including Dr. Katz, have had any discussions or entered into any agreements with IDT or any its affiliates to be employed by or maintain directorships with IDT, GigPeak or any of their respective affiliates after the consummation of the Merger. Furthermore, the Merger Agreement provides that all members of the GigPeak Board will resign from their officer and director positions with GigPeak and its affiliates to be effective at the Effective Time of the Merger.

(b) By adding the following paragraph on page 9 at the end of the section under the heading “Arrangements with Current Executive Officers and Directors of GigPeak – Non-Competition and Non-Solicitation Agreement”:

Other than the Support Agreement and the Non-Competition Agreement, Dr. Katz has not entered into any other agreements with IDT or any of its affiliates.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(a) By replacing the text in the first full paragraph on page 17 under the heading “Background and Reasons for the GigPeak Board’s Recommendation – Background of the Transaction” in its entirety as follows:

From July 2016 through February 13, 2017, GigPeak management, directly and indirectly through financial advisory firms, reached out to or was contacted by forty-one parties, in addition to Company A, regarding their possible interest in acquiring GigPeak, including IDT. These included thirty-two potential strategic acquirors and nine potential financial acquirors. During this period, GigPeak entered into non-disclosure agreements with fourteen parties, including IDT. Twelve non-disclosure agreements contained standstill provisions, all of which expired in accordance with their terms prior to GigPeak’s entry into the Merger Agreement or terminated automatically in accordance with their terms upon GigPeak’s entry into the Merger Agreement, and therefore, none of the parties to these non-disclosure agreements are precluded from submitting an offer to acquire GigPeak now that GigPeak has entered into the Merger Agreement. Additionally, GigPeak had management meetings with fifteen parties for acquisition discussions, and received proposals for acquisition from four parties, including IDT in addition to the January 11, 2016 proposal from Company A.

(b) By replacing the text in the second full paragraph on page 18 under the heading “Background and Reasons for the GigPeak Board’s Recommendation – Background of the Transaction” in its entirety as follows:

“On October 6, 2016, the GigPeak Board met telephonically to discuss the draft letter of intent sent by Company B. Representatives of Cowen and Needham & Company attended this meeting and were questioned by the Board with regard to their interest in serving as financial advisors to GigPeak. The representatives of Cowen and Needham & Company then provided the GigPeak Board with an update regarding the market and the discussions that had occurred with potential acquirors. A discussion followed on the potential valuations of GigPeak in light of the market environment and interest from parties. The GigPeak Board considered the information provided to it and discussed the proposal set forth in the draft letter of intent sent by Company B, and instructed GigPeak management to respond to the draft letter of intent with a revised non-binding letter of intent for the acquisition of GigPeak at a price of $3.05 per Share. The GigPeak Board also authorized GigPeak management to enter into engagement letters with Cowen and Needham & Company based on their familiarity with GigPeak, the industry in which GigPeak operates and their respective experience and expertise in merger and acquisition transactions. The GigPeak Board did so as it believed that having two financial advisors would enhance the likelihood of widening the number of potential acquirors considering a possible transaction, as well as increasing the scope of information that the GigPeak Board would receive in evaluating any potential transaction, including financial analyses, and the fairness, from a financial point of view, to GigPeak stockholders of the consideration to be received by such stockholders in any potential transaction. GigPeak management considered the typical range of fees paid to financial advisors, and advised the GigPeak Board that it did not believe that having two financial advisory firms would result in an increased expense to GigPeak. On October 20, 2016, GigPeak entered into engagement letters with Cowen and Needham & Company, with the fees being collectively paid to the two financial advisors within the range of what GigPeak management had determined was within the range of what was typically paid to a single financial advisor for similar services. The engagement letters were both subsequently amended on February 8, 2017.”

(c) By replacing the text in the first full paragraph on page 22 under the heading “Background and Reasons for the GigPeak Board’s Recommendation – Background of the Transaction” in its entirety as follows:

On January 26, 2017, IDT sent to GigPeak a draft of a non-binding letter of intent for the acquisition of GigPeak by IDT at a total acquisition cost of $250 million, subject to deductions for payment obligations related to change in control, bonuses payable upon a strategic transaction, pre-closing retention costs, 280G gross-up payments and transaction related costs, including banking, legal and accounting fees, and providing for a break-up fee of twenty percent. The draft non-binding letter of intent also stated that “key employee retention is an important aspect of this transaction, and [we] anticipate that at least three employees will be identified as critical employees.” IDT did not identify the three anticipated critical employees, but Mr. Waters subsequently told Dr. Katz on the same day that Dr. Katz was not an employee IDT was seeking to retain.

(d) By replacing the text in the seventh full paragraph on page 22 under the heading “Background and Reasons for the GigPeak Board’s Recommendation – Background of the Transaction” in its entirety as follows:

On February 3, 2017, Mr. Waters met Dr. Katz at GigPeak’s headquarters for a facilities tour and to discuss GigPeak’s business. That same day, Dr. Katz also met with IDT’s Vice President of Global Human Resources, Anja Hamilton, as part of IDT’s diligence process for the purpose of providing information regarding GigPeak’s employment arrangements, including with GigPeak’s executive officers. Ms. Hamilton indicated to Dr. Katz at that time that IDT was likely to seek to retain Dr. Dinu and Mr. Betti-Berutto.

(e) By replacing the text in the second full paragraph on page 23 under the heading “Background and Reasons for the GigPeak Board’s Recommendation – Background of the Transaction” in its entirety as follows:

On February 7, 2017, Latham & Watkins sent Crowell & Moring a revised draft of the Merger Agreement. That same day, members of management of IDT met with Dr. Katz and certain members of senior management of GigPeak who IDT intended to continue to employ after the acquisition of GigPeak, including Dr. Dinu and Messrs. Betti-Berutto and Ma, to discuss the terms of such employment. This was the first discussion between IDT and GigPeak management of the terms of employment of those individuals whom IDT intended to continue to employ after the acquisition of GigPeak, and included not only Dr. Dinu and Mr. Betti-Berutto, previously identified as likely retained employees by Ms. Hamilton, but also Mr. Ma. Upon the conclusion of this meeting, IDT delivered the Post-Closing Employment Agreements to Dr. Dinu and Messrs. Betti-Berutto and Ma.

(f) By replacing the text in the third full paragraph on page 44 under the heading “Certain Projected Financial Information” in its entirety as follows:

On February 8, 2017, GigPeak management shared unaudited prospective financial information for 2017 through 2019 derived from the information included in the GigPeak 2017 Annual Plan of Record (the “Final Unaudited Prospective Financial Information”), which, as set forth below under the heading “– Final Unaudited Prospective Financial Information,” included the estimates of Unlevered Free Cash Flow, which, as described below, consists of Adjusted EBITDA less Capital Expenditures less Increase or plus Decrease in Working Capital less Taxes, with Cowen and Needham & Company, each of whom used it in connection with their respective financial analyses that were presented to the GigPeak Board and summarized under “Opinion of Cowen and Company, LLC” and “Opinion of Needham & Company, LLC” respectively, including the estimates of Unlevered Free Cash Flow that were used to derive their respective illustrative discounted cash flow analyses summarized therein. The Final Unaudited Prospective Financial Information differed from the GigPeak 2017 Annual Plan of Record as a result of (i) GigPeak management’s refinement of the estimates for prospective interest and other expenses and prospective taxes which resulted in the estimated net income being reduced by approximately $500,000 in fiscal year 2017 and (ii) an adjustment in the calculation of prospective diluted shares which had been overstated in the earlier calculations. Furthermore, the Final Unaudited Prospective Financial Information differed from the Management Model due to the reasons in the foregoing sentence as well as correction of errors in the Management Model in the calculation of prospective operating expense, interest and other expenses and taxes for fiscal years 2018 and 2019. The aggregate impact of the foregoing differences resulted in the estimated net income being reduced by approximately $200,000 in fiscal year 2017, increased by approximately $400,000 in fiscal year 2018 and reduced by approximately $300,000 in fiscal year 2019, from the corresponding amounts stated in the Management Model. On February 10 and 11, 2017, the Final Unaudited Prospective Financial Information was presented to the GigPeak Board. The Final Unaudited Prospective Financial Information represents GigPeak management’s best currently available estimates as to the future financial performance of GigPeak. None of the Final Unaudited Prospective Financial Information, the description of the differences between the Final Unadjusted Prospective Financial Information and the Management Model or the reconciliation of the non-GAAP measures in the Management Model to GAAP were provided to IDT prior to entry into the Merger Agreement or were provided to any other potential acquirors.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(a) By replacing the section under the heading entitled “Certain Litigation” in its entirety as follows:

On February 17, 2017, a purported stockholder class action was filed in the Superior Court of the State of California in the County of Santa Clara (the “Santa Clara Action”), by Michael Carbajal (“Carbajal”), on behalf of himself and all other public stockholders of GigPeak, against GigPeak, IDT, Purchaser and each member of the GigPeak Board, who were collectively named as the defendants (the “Santa Clara Defendants”). The complaint in the Santa Clara Action (the “Santa Clara Complaint”) alleged that the members of the GigPeak Board breached their fiduciary duties of loyalty, good faith, due care and disclosure by, inter alia, (i) agreeing to sell GigPeak without first taking steps to ensure that Carbajal and all the other public shareholders of GigPeak would obtain adequate, fair and maximum consideration under the circumstances and (ii) engineering the Offer and the Merger Agreement to benefit themselves and/or IDT without regard for the public shareholders of GigPeak, and alleged that GigPeak, IDT and Purchaser aided and abetted such breaches of fiduciary duties. The Santa Clara Complaint sought to enjoin any transaction, declaratory relief, certain other equitable relief, and unspecified damages and attorneys’ fees and costs. On February 24, 2017, Carbajal requested voluntary dismissal of the Santa Clara Action. On March 7, 2017, the Santa Clara Action was dismissed without prejudice.

On March 8, 2017, a purported stockholder class action complaint was filed in the United States District Court of the District of Delaware (the “Delaware Action”), by Vladimir Gusinsky Rev. Trust (the “Gusinsky Trust”), on behalf of himself and all other public stockholders of GigPeak, against GigPeak, IDT, Purchaser and each member of the GigPeak Board, who were collectively named as the defendants (the “Delaware Defendants”). The complaint alleges that the Schedule 14D-9 violates Sections 14(e), 14(d) and 20(a) of the Exchange Act. The complaint in the Delaware Action (the “Delaware Complaint”) alleges, first, that, under the Merger Agreement, GigPeak will be acquired for inadequate consideration, which is materially less than the intrinsic value of GigPeak and does not adequately compensate stockholders for the significant synergies resulting from the Merger. The Delaware Complaint says that certain provisions in the Merger Agreement effectively prohibit the Board from soliciting alternative proposals and severely constrain their ability to communicate and negotiate with potential buyers who wish to submit unsolicited alternative proposals, while other provisions confer substantial benefit upon GigPeak’s officers and directors. The Delaware Complaint alleges, secondly, that the Schedule 14D-9 omits material information regarding the transactions contemplated by the Merger Agreement, which renders the Schedule 14D-9 false and misleading. The Gusinsky Trust seeks an injunction on the Delaware Defendants from proceeding with, consummating or closing the transactions contemplated by the Merger Agreement, and an order directing the GigPeak Board to file a Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading. The Gusinsky Trust seeks, further, a declaration that the Delaware Defendants have violated Sections 14(e), 14(d) and 20(a) of the Exchange Act and an award of the costs of the Delaware Action.

On March 13, 2017, a purported stockholder class action was filed in the United States District Court in the Northern District of California (the “Mendoza Action”), by Felix Mendoza on behalf of himself and all other public stockholders of GigPeak, against GigPeak and each member of the GigPeak Board, who were collectively named as the defendants (the “Northern District Defendants”). The complaint in the Mendoza Action (the “Mendoza Complaint”) alleges that the Schedule 14D-9 is materially deficient and misleading because, inter alia, it fails to disclose material information about the financial analyses performed by GigPeak’s financial advisors, as well as about certain conflicts of interest of our officers and directors. It further alleges that such failure to adequately disclose such material information constitutes a violation of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act. The Mendoza Complaint seeks to enjoin the transactions contemplated by the Merger Agreement, or, if the Offer and the Merger are consummated, to recover damages resulting from the forgoing alleged violations of the Exchange Act.

Each of the Delaware Complaint and the Mendoza Complaint assert that the Schedule 14D-9 failed to disclose, with regard to the discounted cash flow analysis provided by Cowen, the terminal value of GigPeak, and with regard to the discounted cash flow analysis provided by Needham & Company, the range of illustrative terminal enterprise values for GigPeak. Such terminal value and illustrative terminal enterprise values for GigPeak were not included in any materials that were presented to the GigPeak Board by Cowen or Needham and Company; however, the respective descriptions of those analyses under Item 4. under the headings “Opinion of Cowen and Company, LLC—Discounted Cash Flow Analysis” and “Opinion of Needham & Company, LLC—Discounted Cash Flow Analysis” indicated that Cowen estimated “the terminal value of GigPeak based on multiples of GigPeak’s forecasted Adjusted EBITDA for the fiscal year ended December 31, 2019, and assuming a transaction closing date of December 31, 2016” and “Cowen utilized terminal multiples of Adjusted EBITDA ranging from 9.5x to 11.5x, which range was selected by Cowen in its professional judgment and based on the multiples for the Selected Companies,” and “Needham & Company then calculated a range of illustrative terminal enterprise values at the end of 2019 by applying multiples ranging from 2.5x to 3.5x to GigPeak management’s estimate of its calendar year 2019 revenue provided in the Final Unaudited Prospective Financial Information,” respectively, and GigPeak management’s estimates of Adjusted EBITDA for the fiscal year ended December 31, 2019 and calendar year 2019 revenue are set forth in Item 4. under the heading “Certain Projected Financial Information—Final Unaudited Prospective Financial Information.”

On March 16, 2017, a second purported stockholder class action was filed in the United States District Court in the Northern District of California (the “Travis Action”), by Christopher Travis on behalf of himself and all other public stockholders of GigPeak, against the Northern District Defendants. The complaint in the Travis Action (the “Travis Complaint”) alleges that the Schedule 14D-9 is materially deficient and misleading because it fails to disclose material information about (i) the sales process of GigPeak and (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinions of GigPeak’s financial advisors. It further alleges that such failure to adequately disclose such material information constitutes a violation of Section 14(e) and 20(a) of the Exchange Act. The Travis Complaint seeks to enjoin the transactions contemplated by the Merger Agreement, or, if the Offer and the Merger are consummated, to recover damages resulting from the forgoing alleged violations of the Exchange Act.

GigPeak and the members of the GigPeak Board intend to vigorously defend the foregoing litigation.

(b) By adding the following at the end thereof:

In addition to the disclosure set forth in Item 4 under the heading “Opinion of Needham & Company, LLC – Premiums Paid Analysis,” the following information was in materials presented by Needham & Company to the GigPeak Board:

The transactions reviewed by Needham & Company in connection with its “Premiums Paid Analysis” were:

Acquiror	Target
Insight Enterprises	Datalink
Hewlett Packard Enterprise	Silicon Graphics International
Blackboard	Higher One Holdings
Corning	Alliance Fiber Optic Products
Beijing E-Town	Mattson Technology
Shenandoah Telecommunications	NTELOS Holdings
Leyard Optoelectronic	Planar Systems
AOL	Millennial Media
Columbus McKinnon	Magnetek
Francisco Partners	Procera Networks
MaxLinear	Entropic Communications
Vector Capital Management	Saba Software
Insight Venture Management	E2open
Consolidated Communications Holdings	Enventis Corporation

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Dr. Avi S. Katz
Name:	Dr. Avi S. Katz
Title:	Chief Executive Officer and Chairman of the GigPeak Board (Principal Executive Officer)

Date: March 24, 2017